SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              The Gillette Company
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)



                      Delaware                          04-1366970
   ---------------------------------------   -----------------------------------
  (State of incorporation or organization)  (I.R.S. employer identification no.)


Prudential Tower Building, Boston, MA                     02199
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(Address of principal executive offices)                (zip code)



Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class                           Name of each exchange on which
 to be so registered                           each class is to be registered
--------------------                           --------------------------------


Common Stock, $1.00 par value                      New York Stock Exchange, Inc.
-----------------------------                      -----------------------------
                                                     Boston Stock Exchange, Inc.
                                                     ---------------------------
                                                      Chicago Stock Exchange
                                                      ----------------------
                                                      Pacific Stock Exchange
                                                      ----------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
                                     ------
                                (Title of class)

                                       -1-


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Item 1.  Description of Registrant's Securities to be Registered.
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         Item 1 of the Form 8-A is hereby  amended so as to read in its entirety as follows:

         The  authorized  capital  stock of The  Gillette  Company,  a  Delaware
Corporation (the "Registrant"), consists of 1,160,000,000 shares of Common Stock, $1.00 par value (the "Common Stock"), and 5,000,000 shares of preferred stock, without par value. The Common Stock is listed on the New York, Boston, Midwest, and Pacific Stock Exchanges.

Common Stock

         Subject to the preferences of any outstanding preferred stock, the holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors and paid by the Registrant. The holders of Common stock are entitled to one vote per share and to share ratably, after provision for payment of creditors and for any payments to which the holders of any outstanding preferred stock may be entitled, in the assets of the Registrant in the event of any liquidation, dissolution or winding-up of the Registrant. There is no cumulative voting. Other than the preferred stock purchase rights referred to below, holders of Common Stock have no preemptive or other subscription rights, and there are no conversion, redemption or sinking fund provisions applicable thereto. The Board of Directors is authorized to issue from time to time all of the authorized and unissued shares of Common Stock.

         The First National Bank of Boston is the registrar and transfer agent of the shares of the Registrant's Common Stock.

Preferred Stock

         The Board of Directors is authorized to fix the terms of one or more series of the class of preferred stock and to issue from time to time any or all of the authorized and unissued shares of preferred stock. Issues of preferred stock may limit or qualify the rights of holders of the Common Stock.

         Series C ESOP Convertible Preferred Stock

         At September 30, 1996, 158,900 shares of Series C ESOP Convertible Preferred Stock, no par value per share ("ESOP Preferred Stock"), were issued and outstanding. All of the issued and outstanding ESOP Preferred Stock is held by the Registrant's Employee Stock Ownership Plan. The holders of the ESOP Preferred Stock are entitled to receive cash dividends in the amount of 8% or $48.23 per share per annum. Such dividends accrue whether or not declared and cumulate if not paid when accrued. If full cumulative dividends on the ESOP Preferred Stock have not been declared and paid or set apart for payment when due, the Registrant may not pay dividends on any other class of stock ranking junior to the

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ESOP  Preferred  Stock,  including  the  Common  Stock.  Upon  any  liquidation, dissolution or winding up of the Registrant, holders of ESOP Preferred Stock are entitled to receive liquidating distributions in the amount of $602.875 per share, plus an amount equal to all accumulated and unpaid dividends.

         Each share of ESOP Preferred Stock is currently convertible into 40 shares of Common Stock at $15.071875 per share, subject to adjustment for stock dividends, stock splits and the like. In any matter submitted to a vote of the holders of the Common Stock of the Registrant, each share of ESOP Preferred Stock is entitled to a number of votes equal to the number of shares of Common stock into which such share could be converted (whether or not then convertible) on the record date for determining the stockholders entitled to vote. Each share of ESOP Preferred Stock is also currently entitled to 5 Rights (as defined below) and will, upon the effectiveness of the New Rights (as defined below), be entitled to 40 New Rights.

         The ESOP Preferred Stock is redeemable upon the occurrence of certain changes in control or other events, at the option of the Registrant or the holder, depending on the event, at varying prices not less than $602.875 per share plus accumulated and unpaid dividends.

         Preferred Stock Purchase Rights

         Pursuant to a Rights Agreement dated as of November 26, 1986, and amended and restated as of January 17, 1990, between the Registrant and the First National Bank of Boston (the "Existing Rights Agreement"), a right is attached to each outstanding share of Common Stock (all of such rights being referred to collectively by the "Rights"). The Rights trade with the Common Stock and do not separate from the Common Stock until the occurrence of certain events. Upon the occurrence of such events, each Right may be exercised to purchase a fraction of a share of Series A Junior Participating Preferred Stock (the "Series A Stock"). The Rights are expected to expire on December 9, 1996, but the expiration date may occur in advance of that time under certain circumstances. The form of the Existing Rights Agreement specifying the terms of the Rights, which includes as Exhibit A the form of Right certificate, is filed as Exhibit 1 to the Gillette Company Form 8, dated January 18, 1990, and is incorporated herein by reference.

         The Board of Directors has reserved 400,000 shares of Series A Stock for issuance upon exercise of the Rights, which shares have the following terms. Each share of Series A Stock will be entitled, subject to the rights of holders of any other series of preference stock having superior rights, to receive cumulative quarterly cash dividends payable on the fifteenth day of January, April, July and October in each year equal to the greater of (a) $20.00, or (b) subject to certain anti-dilution adjustments, currently 800 times the aggregate per share amount of all cash dividends, and 800 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock, declared on the Common Stock since the immediately preceding quarterly dividend payment date on the Series A Stock. Accrued but unpaid dividends shall not bear interest.

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         Holders  of  shares  of  Series  A  Stock  shall,  subject  to  certain anti-dilution adjustments, be entitled to 800 votes currently on all matters submitted to a vote of the Registrant's stockholders, voting together with the Common Stock as a single class, except as otherwise required by law. In the event that, at the time of any annual meeting of stockholders for the election of directors, the amount of dividends in arrears upon the Series A Stock shall be equal to six full quarterly dividends, the holders of shares of Series A Stock, voting separately as a class, shall have the right to elect two members of the Board of Directors, which right shall continue until all accrued dividends shall have been paid. In addition, during such time as dividends on the Series A Stock are in arrears as set forth above, the terms of the Series A Stock limit the Company's ability to pay dividends and to redeem or repurchase or otherwise acquire shares of its stock.

         Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Registrant, holders of Series A Stock shall be entitled to receive, before any distribution is made with respect to shares of stock ranking junior to the Series A Stock, an amount equal to the greater of (a) $200.00 per share, or (b) subject to certain anti-dilution adjustments, currently 800 times the aggregate per share amount to be distributed to holders of the Common Stock.

         In the event of any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, then in any such case the shares of Series A Stock shall be similarly exchanged or changed in an amount per share, subject to certain anti-dilution adjustments, equal to currently 800 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

         The shares of Series A Stock will rank pari passu with (or, if determined by the Board of Directors, junior and subordinate to) all other series of preferred stock of the Registrant with respect to dividends and/or liquidation preference.

         The Series A Stock may be issued in fractional shares, and is not subject to mandatory redemption.

         On December 14, 1995, the Board of Directors renewed the Existing Rights Agreement and declared a dividend distribution of one Right for each share of the Common Stock and 40 Rights for each share of the ESOP Preferred Stock outstanding upon the "Expiration Date" under the Existing Rights Agreement (the "Record Date"). The Record Date is expected to occur on December 9, 1996, but may occur in advance of that time under certain circumstances. Each Right will replace the preferred stock purchase rights outstanding under the Existing Rights Agreement and initially entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series A Stock, or in certain circumstances, to receive cash, property, Common Stock or other securities of the Registrant, at a purchase

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price (the "Purchase Price") of $225.00 per one ten-thousandth a share of Series
A Stock, subject to adjustment (the "New Rights"). Each New Right will be attached to each share of Common Stock and will trade with the Common Stock and does not separate from the Common Stock until the occurrence of certain events. Upon the occurrence of such events, each New Right may be exercised, unless earlier redeemed or expired. The New Rights will expire on December 14, 2005, subject to extension. The form of the Renewed Rights Agreement, dated as of December 14, 1995 between The Gillette Company and The First National Bank of Boston, specifies the terms of the New Rights (including as Exhibit A the form of new Rights certificate), is filed as Exhibit 4 to The Gillette Company Current Report on Form 8-K, dated December 18, 1995, and is incorporated herein by reference. The New Rights are further described in The Gillette Company Registration on Form 8-A, dated November 4, 1996 and incorporated by reference herein.


Certain Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

         Under Article 9 of the Certificate of Incorporation of the Registrant and the related provisions of Article XIII of the bylaws of the Registrant, the Board of Directors of the Registrant is classified into three classes as nearly equal in number as possible, with one class being elected each year for a three-year term. A director may only be removed for cause and only by the majority vote of the outstanding shares entitled to vote. The affirmative vote of at least 75% of the votes of the shares entitled to vote is required to amend or repeal Article 9 of the Certificate of Incorporation or Article XIII of the bylaws or to adopt any provision inconsistent therewith.

         The bylaws provide that special meetings of stockholders may be called only by the Chief Executive Officer or the Board of Directors of the Registrant. The bylaws also provide that in general stockholder proposals intended to be presented at a meeting of stockholders, including proposals for the nomination of directors, must be received by the Registrant 60 days in advance of the meeting.

         The Registrant's bylaws contain provisions requiring the Registrant to indemnify any director, officer, employee or agent to the fullest extent permitted under Delaware law. The Registrant's Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages arising out of the director's breach of that person's fiduciary duty as a director, except to the extent that Delaware law does not permit exemption from such liability.

         The Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Registrant, except as provided in the Certificate of Incorporation and subject to the power of the stockholders to adopt, amend or repeal the bylaws.

         The Registrant is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock.

Item 2.  Exhibits.

         Item 2 of the  Form 8-A is  hereby  amended  by  deleting  the  current
Exhibit items which define the rights of the holders of each class of registered securities, including any contracts or other documents which limit or qualify the rights of such holders, and adding the following documents as Exhibits:

1.1 Composite Certificate of Incorporation of The Gillette Company, as amended, filed as Exhibit 3(a) to the Gillette Company Annual Report on Form 10-K for the year ended December 31, 1989, Commission File No. I-922, incorporated by reference herein.

1.2 The Bylaws of The Gillette  Company,  as amended  April 15,  1993,  filed as
Exhibit 3(b) to The Gillette Company Quarterly Report on Form 10-Q for the period ended March 31, 1993, incorporated by reference herein.

1.3 Specimen of form of certificate representing ownership of The Gillette Company Common Stock, $1.00 par value, as adopted by the Board of Directors of the Company on December 15, 1977, filed as Exhibit 4(a) to The Gillette Company Annual Report on Form 10-K for the year ended December 31, 1986, Commission File No. I-922, incorporated by reference herein.

1.4 Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Gillette Company filed as Exhibit A to Exhibit 1 to The Gillette Company Current Report on Form 8-K, dated December 31, 1985, Commission File No. I-922, incorporated by reference herein.

1.5 Rights Agreement dated as of November 26, 1986, and amended and restated as of January 17, 1990, between The Gillette Company and The First National Bank of Boston, filed as Exhibit 1 to The Gillette Company Form 8, dated January 18, 1990, incorporated by reference herein.

1.6 Renewed Rights Agreement dated as of December 14, 1995 between The Gillette Company and The First National Bank of Boston, filed as Exhibit 4 to The Gillette Company Current Report on Form 8-K, dated December 18, 1995, Commission File No. I-922, incorporated by reference herein.

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1.7      The Gillette Company Registration on Form 8-A, dated November 4, 1996,
Commission File No. I-922, incorporated by reference herein.

1.8 Certificate of Designation of the Series C ESOP Convertible Preferred Stock of The Gillette Company, dated January 17, 1990, filed as Exhibit 4(e) to The Gillette Company Annual Report on Form 10-K for the year ended December 31, 1989, Commission File No. I- 922, incorporated by reference herein.

1.9 Certificate of Amendment relating to an increase in the amount of authorized shares of preferred stock and common stock, filed as Exhibit 3(i) to The Gillette Company Quarterly Report on form 10-Q for the period ended March 31, 1995, Commission File No. I-922, incorporated by reference herein.

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereto duly authorized.


                                               THE GILLETTE COMPANY



                                               By:   /s/ Thomas F. Skelly
                                                  ------------------------------
                                                  Thomas F. Skelly
                                                  Senior Vice President, Finance


Date:  November 12, 1996

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